FILE No.
82-4221

SUPPL

07021323

OKALLA CORP.

INTERIM FINANCIAL STATEMENTS

1st Quarter Reports
December 31, 2006

(Presented in U.S. Dollars)

4303 9th Street S.E.
Calgary, Alberta
T2G 3C8

Phone: (403) 537-9940
Fax: (403) 265-3286
Website: www.okalla.com

PROCESSED
MAR 0 2 2007
THOMSON
FINANCIAL

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated balance sheet as at December 31, 2006 nor the unaudited interim consolidated statements of operations and cash flows for the periods ended December 31, 2006 and December 31, 2005.

Okalla Corp.
Interim Consolidated Balance Sheets
(Unaudited – Prepared by Management)
(All amounts in US Dollars unless otherwise stated)

		December 31 2006		September 30 2006
Assets				
Current assets				
Cash and cash equivalents	$	179,993	$	407,396
Accounts receivable		305		-
Prepaid expenses and other		-		1,852
		180,298		409,248
Intangible assets		1		1
Property, plant and equipment		27,650		28,887
	$	207,949	$	438,136
Liabilities				
Current liabilities				
Accounts payable and accrued liabilities	$	189,057	$	195,975
Loan payable (Note 2)		85,810		89,660
		274,867		285,635
Shareholders' Deficiency				
Common shares (Note 3)		1,598,579		1,598,579
Preferred shares (Note 3)		824,698		824,698
Cumulative translation adjustment		(69,856)		(69,856)
Contributed surplus (Note 3)		788,183		808,589
Deficit		(3,208,522)		(3,009,509)
		(66,918)		(152,501)
	$	207,949	$	438,136

Future Operations (Note 1)

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

"Clyde Beattie" Director "Gregory Smith" Director

Okalla Corp.
Interim Consolidated Statements of Operations and Deficit
(Unaudited – Prepared by Management)
(All amounts in US Dollars unless otherwise stated)

	Three months ended December 31, 2006	2005
Revenue	$ 37,630	$ -
Expenses		
General and administrative	208,763	27,518
Project and systems operation	48,976	5,623
Reporting to shareholders	-	1,155
Stock exchange and transfer agent fees	1,917	1,331
Stock based compensation (Note 3)	(20,406)	-
Interest expense on current debt	-	4,901
Amortization	1,460	-
	240,710	40,528
	(203,080)	(40,528)
Other Income and Expenses		
Gain on foreign currency translation	1,612	-
Interest income	2,455	-
	4,067	-
Net Earnings (Loss)	(199,013)	(40,528)
Deficit – Beginning of period	(3,009,509)	(1,107,579)
Deficit – End of period	$ (3,208,522)	$ (1,148,107)
Earnings (Loss) per share – basic and diluted		
Net earnings (loss) per share	$ 0.00	$ 0.00
Weighted average shares outstanding – basic and diluted	90,114,085	58,226,057

See accompanying notes to consolidated financial statements.

Okalla Corp.
Interim Consolidated Statements of Cash Flows
(Unaudited – Prepared by Management)
(All amounts in US Dollars unless otherwise stated)

	Three months ended December 31, 2006	2005
Cash provided by (used in)		
Operating activities		
Loss from operations	$ (199,013)	$ (40,528)
Items not affecting cash		
Amortization	1,460	-
Stock based compensation (Note 3)	(20,406)	-
Gain on foreign currency translation	(1,612)	-
	(219,571)	(40,528)
Net change in non-cash working capital items	(5,371)	(57,970)
	(224,942)	(98,498)
Investing activities		
Advances from Probilling Inc.	-	14,480
Effect of foreign exchange on cash	(2,461)	(3,412)
Decrease in cash and cash equivalents	(227,403)	(87,430)
Cash and cash equivalents – Beginning of period	407,396	110,341
Cash and cash equivalents – End of period	$ 179,993	$ 22,911
Interest paid	$ -	$ -
Interest received	$ 2,455	$ -

See accompanying notes to consolidated financial statements.

(All amounts in US Dollars unless otherwise stated)

1 Basis of Presentation and Continuance of Operations

These unaudited interim consolidated financial statements, which have not been reviewed by the Corporation's auditors, should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2006 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented. Certain information and note disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The interim consolidated financial statements follow the same accounting policies and methods of computations as the audited consolidated financial statements for the year ended September 30, 2006.

On March 1, 2006, the Corporation acquired all of the issued and outstanding shares of Probilling Inc., a corporation incorporated in Alberta, an internet-based billing transaction processor which became the Corporation's principal operations. As of December 31, 2006, the Corporation was not able to achieve positive cash flow from the Probilling operations. Subsequent to December 31, 2006, the current market conditions for high-risk payment processors in North America changed, brought on by the United States Government's prosecution of gaming related high-risk transaction processing. As a result, the Corporation conducted a thorough review of the Probilling operations and decided to suspend the operations of Probilling effective January 24, 2007. As Probilling represents the majority of the Corporation's active operations, the Corporation, subsequent to suspension of the Probilling operations, has no active business operations remaining.

The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Corporation has accumulated losses amounting to $3,208,522 to December 31, 2006 (September 30, 2006 - $3,009,509) and current three months ended December 31, 2006 loss of $199,013 (2005 - $40,528). The Corporation has working capital deficiency of $94,569 (September 30, 2006 working capital - $123,613). There is significant doubt about the Corporation's ability to continue as a going concern as the Corporation has not generated a level of revenue sufficient to support the ongoing operations. The Corporation's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing as may be required, and ultimately to obtain successful operations. The Corporation has no agreements in place for additional financing at this time. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Corporation be unable to continue as a going concern for a reasonable period of time.

2 Loan payable

On December 18, 2003, the Corporation's subsidiary companies entered into a loan agreement whereby they borrowed $77,229 ($90,000 CDN), from parties related to the Corporation by virtue of being directors, officers and shareholders and $8,851 ($10,000 CDN) from an unrelated party, for a total loan of $85,810 ($100,000 CDN). This amount is due on demand and bears interest at 11% per annum and is secured by a general security agreement covering the assets of the Corporation's subsidiaries. The carrying value of the secured assets is $4,630.

(All amounts in US Dollars unless otherwise stated)

3 Share capital and contributed surplus

a) Authorized

Unlimited number of common shares without par value.
Unlimited number of non-voting preferred shares without par value.

b) Issued

	Common Shares		Preferred Shares		Contributed Surplus
	Number of Shares	Amount	Number of Shares	Amount	Amount
Balance, September 30, 2006	90,114,085	$1,598,579	9,140,638	$824,698	$808,589
Stock options cancelled	-	-	-	-	(20,406)
Balance, December 31, 2006	90,114,085	$1,598,579	9,140,638	$824,698	$788,183

The holders of the Preferred Shares issued are entitled to receive payments of non-cumulative cash dividends if declared by the directors of the Corporation. The non-cumulative cash dividends have an annual dividend rate of 8%. The Preferred Shares issued are convertible to units at an ascribed price of $0.09 ($0.10CDN) per Unit. Each Unit will consist of one Common Share and one Common Share purchase warrant. Each Warrant will be exercisable into one Common Share at an exercise price of $0.11 ($0.12CDN) per Common Share for a period of one year from the date of issuance of the Warrant.

c) Options

The Corporation has an option plan, (the "Plan"), under which up to 10% of the issued and outstanding common shares are reserved for issuance to directors, officers, employees or consultants. Under the Plan, the options granted vest immediately and expire on the earlier of five years from the grant date or such date that the Directors determine, and not more than 60 days from the date in which the optionee ceases to be a director, officer, employee or consultant to the Corporation. The exercise price of the options granted under the Plan will not be less than that from time to time permitted under the rules of the stock exchange or exchanges on which the shares are then listed, which price reflects trading values at that time.

Options outstanding and exercisable at December 31, 2006:

Expiry date	Number of options	Exercise Price
March 8, 2007	2,300,000	$0.09 ($0.10CDN)
March 8, 2011	5,300,000	$0.16 ($0.18CDN)
June 12, 2011	950,000	$0.25 ($0.28CDN)
July 13, 2011	20,000	$0.19 ($0.21CDN)
	8,570,000	

At December 31, 2006, the weighted average contractual life is 3.075 years (2005 – 1.08 years).

(All amounts in US Dollars unless otherwise stated)

Option transactions:

	Number of options	Weighted average exercise price
Balance – September 30, 2006	8,770,000	$0.15 ($0.17CDN)
Cancelled	(200,000)	$0.15 ($0.17CDN)
Balance – December 31, 2006	8,570,000	$0.15 ($0.17CDN)

d) Escrow shares

At December 31, 2006, there were 3,097,912 (2005 – 9,293,735) common shares held in escrow. There is one remaining escrow release scheduled for March 2007 for 3,097,912 shares.

e) Earnings (loss) per share

Earnings (loss) per share are computed on the basis of the weighted average number of shares outstanding during the year. Under the treasury method the employee stock options and convertible debenture were not dilutive.

4 Related party transactions

During the three months ended December 31, 2006, the Corporation paid $49,973 (2005 – $1,864) in consulting and administration fees to companies related by virtue of a common director. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

5 Subsequent events

On January 24, 2007, the Corporation suspended its operations in its Probilling Inc. subsidiary due to the recent events affecting the high-risk payment processing industry. The current market conditions for high-risk payment processors in North America changed, brought on by the United States Government's prosecution of gaming related high-risk transaction processing. As a result, the Corporation conducted a thorough review of the Probilling operations and decided to suspend the operations of Probilling. As Probilling represents the majority of the Corporation's active operations, the Corporation, subsequent to suspension of the Probilling operations, has no active business operations remaining.

See also Note 1.

6 Comparative figures

Certain comparative figures have been reclassified to conform to the financial presentation adopted in the current year.

OKALLA CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2006
ALL AMOUNTS IN US DOLLARS UNLESS OTHERWISE STATED

The information included in this document should be read in conjunction with the audited consolidated financial statements for the year-ended September 30, 2006 and related notes thereto. The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Corporation's financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles. The effective date of this MD&A is February 9, 2007.

1) Principal Business of the Corporation

On March 1, 2006, the Corporation acquired all of the issued and outstanding shares of Probilling Inc., a corporation incorporated in Alberta, an internet-based billing transaction processor which became the Corporation's principal operations. As of December 31, 2006, the Corporation was not able to achieve positive cash flow from the Probilling operations. Subsequent to December 31, 2006, the current market conditions for high-risk payment processors in North America changed, brought on by the United States Government's prosecution of gaming related high-risk transaction processing. As a result, the Corporation conducted a thorough review of the Probilling operations and decided to suspend the operations of Probilling effective January 24, 2007. As Probilling represents the majority of the Corporation's active operations, the Corporation, subsequent to suspension of the Probilling operations, has no active business operations remaining.

Probilling Inc. is an eCommerce Payment Processing provider specializing in Automated Clearing House (ACH) and Pay-by-Phone (1-900 Billing) transactions for the Internet Merchant. The Corporation generates commission and royalty revenues. Commission revenue is generated by way of commissions charged on processing payments on behalf of customer merchants. At the time the payment is processed a set commission rate is applied and the amount calculated from each payment is recognized as revenue at that time. Royalty revenue relates to the Corporation providing rights and licenses for the use of software and is recognized monthly as time passes and in accordance with specific contractual agreements.

2) Operating Results

Three months ended December 31, 2006 compared to the three months ended December 31, 2005

The Corporation had a net loss from operations of $199,013 in the three months ended December 31, 2006 versus net loss of $40,528 in the comparative period. The more significant variances are summarized below:

	Three Mos.- Ended Dec. 31, 2006	Three Mos. - Ended Dec. 31, 2005	Variance Positive (Negative)	
Revenue	$37,630	$-	$37,630	1
General and administrative expenses	(208,763)	(27,518)	(181,245)	2
Stock based compensation	20,406	-	20,406	
Other revenue and expense items	(48,286)	(13,010)	(35,276)	2
Net loss	$ (199,013)	$ (40,528)	$ (158,485)	

Details of significant variances:

1. The increase in revenue is a result of the Probilling Inc. business.
2. The increase in general and administrative expenses and other revenue and expense items is due to increase of costs to carry on the Probilling Inc. business.

ALL AMOUNTS IN US DOLLARS UNLESS OTHERWISE STATED

The following summarizes the major expense categories comprising general and administrative expenses for the three months ended December 31, 2006 and December 31, 2005:

	Three Mos. - Ended Dec. 31, 2006	Three Mos. - Ended Dec. 31, 2005
Professional fees	$ 15,804	$ 1,295
Corporate Administration	37,510	13,672
Consulting fees	95,732	-
Salaries	29,123	1,548
Bank charges and interest	1,812	2,977
Travel and Promotion	8,838	1,286
Office	15,994	4,838
Insurance	-	329
Telephone	3,950	1,573
Total	$ 208,763	$ 27,518

3) Selected Annual Financial Information

The following selected financial data has been extracted from the audited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at September 30,		2006		2005		2004
Financial Results						
Revenue	$	80,813	$	16,271	$	291,234
General and administrative expenses	$	(534,464)	$	278	$	(168,995)
Stock based compensation	$	(718,753)	$	-	$	-
Impairment loss	$	(803,171)	$	-	$	-
Gain on write off of accounts payable	$	253,741	$	-	$	-
Loss on discontinued operation	$	-	$	(12,343)	$	-
Other revenue and expense items	$	(180,096)	$	(48,123)	$	(222,319)
Gain on sale of assets of discontinued operations	$	-	$	133,308	$	-
Net Income (Loss)	$	(1,901,930)	$	89,391	$	(100,080)
Basic and diluted earnings (loss) per share from continuing operations	$	(0.02)	$	0.00	$	0.00
Financial Position						
Working capital (deficiency)	$	123,613	$	(340,572)	$	(424,997)
Total assets	$	438,136	$	123,589	$	64,080
Share Capital	$	2,423,277	$	707,760	$	707,760
Cumulative translation adjustment	$	(69,856)	$	(30,589)	$	-
Contributed Surplus	$	808,589	$	89,836	$	89,836
Deficit	$	(3,009,509)	$	(1,107,579)	$	(1,196,970)

ALL AMOUNTS IN US DOLLARS UNLESS OTHERWISE STATED

4) Selected Quarterly Information

The following selected financial data has been extracted from the unaudited interim consolidated financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal periods indicated and should be read in conjunction with those unaudited consolidated financial statements.

Three months ended:	Dec 31 2006	Sep 30 2006	Jun 30 2006	Mar 31 2006	Dec 31 2005	Sept 30 2005	Jun 30 2005	Mar 31 2005
Revenue	$37,630	$32,781	$35,990	$12,042	$ -	$(129,935)	$43,116	$47,472
General and administrative expenses	(208,763)	(262,573)	(177,770)	(65,813)	(28,308)	72,906	(21,976)	(35,030)
Stock option compensation	20,406	(356,659)	(78,927)	(283,167)	-	-	-	-
Impairment loss	-	(803,171)	-	-	-	-	-	-
Gain on write off of accounts payable	-	253,741						
Gain on sale of assets of discontinued operations	-	-	-	-	-	133,308	-	-
Loss on discontinued operations	-	-	-	-	-	(12,343)	-	-
Other revenue and expense items	(48,286)	(30,451)	(144,905)	7,480	(12,220)	82,399	(31,035)	(36,020)
Net Income (Loss)	$(199,013)	$(1,166,332)	$(365,612)	$ (329,458)	$ (40,528)	$146,335	$(9,895)	$(23,578)
Basic and diluted earnings (loss) per share	$0.00	$(0.01)	$(0.01)	$0.00	$0.00	$0.00	$0.00	$0.00

Details of significant variance:

Revenues – General downward trend in revenue from March 2005 to September 2005 is due to reduction of employees available to do consulting work. In September, 2005 quarter the Corporation sold the web services business which accounted for the majority of the Corporation's revenue. There was no revenue for the period December 2005 to February 2006 as a result of the sale of the web services business. Revenues from March 2006 to December 2006 are a result of the acquisition of Probilling Inc.

General and administrative expenses – general downward trend as a result of cost reductions and a recovery of previously expensed legal costs in the fourth quarter of 2005. From March 2006 to December 2006 quarters an increase of costs are as a result of the acquisition of Probilling Inc.

Other expense items – In June 2006 quarter increase is a result of upgrading of the Probilling software.

5) Liquidity and Capital Resources

The Corporation's working capital position at December 31, 2006 was a deficiency of $94,569, (September 30, 2006 - $123,613). The decrease in working capital is attributed to the acquisition of Probilling Inc. less operating losses incurred during the year.

The Corporation may not have adequate cash resources to bring its Probilling operations to a positive cash flow without a significant increase in revenues or obtaining additional financing. The Corporation has significantly curtailed operations as of January 24, 2007 (See also 1) Principal Business of the Corporation)

Other than that disclosed in the financial statements at December 31, 2006, the Corporation has no other debt, does not have any unused lines of credit or other arrangements in place to borrow funds and has no off-balance sheet financing arrangements. The Corporation does not use hedging or other financial derivatives.

6) Related Party Transactions

The Corporation paid or accrued $49,973 to companies controlled by certain common officers and directors for administrative and consulting services.

Related party transactions were in the normal course of operations and were measured at the "exchange amount," which is the amount of consideration established and agreed to by the related parties.

ALL AMOUNTS IN US DOLLARS UNLESS OTHERWISE STATED

7) Capital Stock and Contributed Surplus

a) Issued

Refer to Note 12 to the audited consolidated financial statements. There was no change to issued and outstanding capital stock during the period from December 31, 2006 to February 9, 2007.

b) Stock options and warrants

Warrants

There were no warrants outstanding at December 31, 2006 and none have been issued since then.

Options

Refer to Note 12c to the audited consolidated financial statements. Between December 31, 2006 and February 9, 2007, 200,000 options have been cancelled, no options have been granted, exercised or expired.

c) Escrow Shares

There has been no change in outstanding escrow shares between December 31, 2006 and February 9, 2007.

8) Investor Relations

Responding to shareholder inquiries comprised the Corporation's investor relations activities during the three months ended December 31, 2006. The Corporation does not employ a dedicated "investor relations" individual or firm.

9) Directors and Officers

Clyde Beattie, President, Chief Executive Officer and Director
Gregory Smith, Chief Financial Officer and Director
Ian McAskile, Director
Evan Wasoff, Director
Colin Holowaychuk, Vice President of Business Development and Director
Jay Gibb, Director
Barbara O'Neill, Corporate Secretary

10) Management Remuneration

Mr. Colin Holowaychuk was appointed Vice President of Business Development on June 13, 2006. Mr. Holowaychuk was a salaried employee of the Corporation until October 31, 2006. As of November 1, 2006, Mr. Holowaychuk changed from a salaried employee to a contract consultant of the Corporation. His salary for the three months ended December 31, 2006 was $16,465.

11) Risks

An investment in the Corporation's securities is considered speculative. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Corporation has accumulated losses amounting to $3,208,522 and a current period loss of $199,013. There is significant doubt about the Corporation's ability to continue as a going concern as the Corporation has not generated a level of revenue sufficient to support the ongoing operations. The Corporation's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing as may be required and ultimately to obtain successful operations. However, no assurance can be given at this time as to whether the Corporation will achieve any of these conditions. The Corporation has no agreements for additional financing at this time. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classifications of liabilities that might be necessary should the Corporation be unable to continue as a going concern for a reasonable period of time.

In processing payment transactions for its merchant customers the Corporation is subject to charge backs from the financial institutions processing the transactions for charges that have been refused. This risk is mitigated by the Corporation holding back payments due to the merchant customers and any charge backs related to their customers are deducted from these hold backs or reserves. Based on a number of years experience, the Corporation has determined that the reserves are adequate to indemnify the Corporation for any charge backs that might occur.

In addition our proprietary fraud prevention tools are integral in protection from online fraud and chargebacks. Initially we invented our proprietary fraud scrubbing technologies to process high risk online transactions, which are notorious for payment fraud and chargebacks related issues. We use these technologies, combined with consumer identity verification procedures for mitigating risk associated in providing online products and services through our subsidiary companies.

12) Significant Accounting Policies

The most significant accounting policy is that of revenue recognition. Revenue is generated by way of commissions charged on processing payments on behalf of customer merchants. At the time the payment is processed a set commission rate is applied and the amount calculated from each payment is recognized as revenue at that time.

13) Outlook

During the current period the Corporation continued to invest in upgrades and systems improvements in regards to the Probilling software and initiated marketing efforts in order to re-launch the Probilling brand. However, the Corporation has not yet achieved positive cash flow from the Probilling operations and there are no assurances that these are achievable with the current resources available and the current market conditions for high risk payment processors in North America. As a result of the current market conditions for high-risk payment processors in North America brought on by the United States Government's prosecution of gaming related high-risk transaction processing, the Corporation suspended the operations of its subsidiary Probilling on January 24, 2007. As Probilling represents the majority of the Corporation's active operations, the Corporation has very little business operations remaining. The Corporation will monitor the situation in regards to high-risk payment processing opportunities and will continue to look for new business opportunities for the Corporation.

14) Cautionary Statements

Statements and/or financial forecasts that are unaudited and not historical are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated. Such risks and uncertainties include risks related to the Corporation's business including, but not limited to: general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel.

15) Disclosure Controls and Procedures

Management, including the Corporation's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness and operation of the Corporation's disclosure controls and procedures. The Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2006, the disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports the Corporation files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required The Corporation's Chief Executive Officer and Chief Financial Officer have concluded that the Corporation disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Corporation's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

16) Internal Controls over Financial Reporting

The Chief Executive Officer and Chief Financial Officer, together with other members of management have designed internal controls, or caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian Generally Accepted Accounting Principles as of December 31, 2006. They have not identified any changes to the corporation's internal control over financial reporting which would materially affect, or is reasonably likely to materially affect the Corporation's internal control over financial reporting during the most recent interim period.

17) Other

Addition information relating to the Corporation may be found on SEDAR at www.sedar.com.

FILE No.
82-4221

OKALLA CORP.

INTERIM FINANCIAL STATEMENTS

1st Quarter Reports
December 31, 2006

(Presented in U.S. Dollars)

4303 9th Street S.E.
Calgary, Alberta
T2G 3C8

Phone: (403) 537-9940
Fax: (403) 265-3286
Website: www.okalla.com

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated balance sheet as at December 31, 2006 nor the unaudited interim consolidated statements of operations and cash flows for the periods ended December 31, 2006 and December 31, 2005.

Okalla Corp.
Interim Consolidated Balance Sheets
(Unaudited – Prepared by Management)
(All amounts in US Dollars unless otherwise stated)

		December 31 2006		September 30 2006
Assets				
Current assets				
Cash and cash equivalents	$	179,993	$	407,396
Accounts receivable		305		-
Prepaid expenses and other		-		1,852
		180,298		409,248
Intangible assets		1		1
Property, plant and equipment		27,650		28,887
	$	207,949	$	438,136
Liabilities				
Current liabilities				
Accounts payable and accrued liabilities	$	189,057	$	195,975
Loan payable (Note 2)		85,810		89,660
		274,867		285,635
Shareholders' Deficiency				
Common shares (Note 3)		1,598,579		1,598,579
Preferred shares (Note 3)		824,698		824,698
Cumulative translation adjustment		(69,856)		(69,856)
Contributed surplus (Note 3)		788,183		808,589
Deficit		(3,208,522)		(3,009,509)
		(66,918)		(152,501)
	$	207,949	$	438,136

Future Operations (Note 1)

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

"Clyde Beattie" Director "Gregory Smith" Director

Okalla Corp.
Interim Consolidated Statements of Operations and Deficit
(Unaudited – Prepared by Management)
(All amounts in US Dollars unless otherwise stated)

	Three months ended December 31, 2006	2005
Revenue	$ 37,630	$ -
Expenses		
General and administrative	208,763	27,518
Project and systems operation	48,976	5,623
Reporting to shareholders	-	1,155
Stock exchange and transfer agent fees	1,917	1,331
Stock based compensation (Note 3)	(20,406)	-
Interest expense on current debt	-	4,901
Amortization	1,460	-
	240,710	40,528
	(203,080)	(40,528)
Other Income and Expenses		
Gain on foreign currency translation	1,612	-
Interest income	2,455	-
	4,067	-
Net Earnings (Loss)	(199,013)	(40,528)
Deficit – Beginning of period	(3,009,509)	(1,107,579)
Deficit – End of period	$ (3,208,522)	$ (1,148,107)
Earnings (Loss) per share – basic and diluted		
Net earnings (loss) per share	$ 0.00	$ 0.00
Weighted average shares outstanding – basic and diluted	90,114,085	58,226,057

See accompanying notes to consolidated financial statements.

Okalla Corp.
Interim Consolidated Statements of Cash Flows
(Unaudited – Prepared by Management)
(All amounts in US Dollars unless otherwise stated)

		Three months ended December 31, 2006		2005
Cash provided by (used in)				
Operating activities				
Loss from operations	$	(199,013)	$	(40,528)
Items not affecting cash				
Amortization		1,460		-
Stock based compensation (Note 3)		(20,406)		-
Gain on foreign currency translation		(1,612)		-
		(219,571)		(40,528)
Net change in non-cash working capital items		(5,371)		(57,970)
		(224,942)		(98,498)
Investing activities				
Advances from Probilling Inc.		-		14,480
Effect of foreign exchange on cash		(2,461)		(3,412)
Decrease in cash and cash equivalents		(227,403)		(87,430)
Cash and cash equivalents – Beginning of period		407,396		110,341
Cash and cash equivalents – End of period	$	179,993	$	22,911
Interest paid	$	-	$	-
Interest received	$	2,455	$	-

See accompanying notes to consolidated financial statements.

(All amounts in US Dollars unless otherwise stated)

1 Basis of Presentation and Continuance of Operations

These unaudited interim consolidated financial statements, which have not been reviewed by the Corporation's auditors, should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2006 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented. Certain information and note disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The interim consolidated financial statements follow the same accounting policies and methods of computations as the audited consolidated financial statements for the year ended September 30, 2006.

On March 1, 2006, the Corporation acquired all of the issued and outstanding shares of Probilling Inc., a corporation incorporated in Alberta, an internet-based billing transaction processor which became the Corporation's principal operations. As of December 31, 2006, the Corporation was not able to achieve positive cash flow from the Probilling operations. Subsequent to December 31, 2006, the current market conditions for high-risk payment processors in North America changed, brought on by the United States Government's prosecution of gaming related high-risk transaction processing. As a result, the Corporation conducted a thorough review of the Probilling operations and decided to suspend the operations of Probilling effective January 24, 2007. As Probilling represents the majority of the Corporation's active operations, the Corporation, subsequent to suspension of the Probilling operations, has no active business operations remaining.

The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Corporation has accumulated losses amounting to $3,208,522 to December 31, 2006 (September 30, 2006 - $3,009,509) and current three months ended December 31, 2006 loss of $199,013 (2005 - $40,528). The Corporation has working capital deficiency of $94,569 (September 30, 2006 working capital - $123,613). There is significant doubt about the Corporation's ability to continue as a going concern as the Corporation has not generated a level of revenue sufficient to support the ongoing operations. The Corporation's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing as may be required, and ultimately to obtain successful operations. The Corporation has no agreements in place for additional financing at this time. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Corporation be unable to continue as a going concern for a reasonable period of time.

2 Loan payable

On December 18, 2003, the Corporation's subsidiary companies entered into a loan agreement whereby they borrowed $77,229 ($90,000 CDN), from parties related to the Corporation by virtue of being directors, officers and shareholders and $8,851 ($10,000 CDN) from an unrelated party, for a total loan of $85,810 ($100,000 CDN). This amount is due on demand and bears interest at 11% per annum and is secured by a general security agreement covering the assets of the Corporation's subsidiaries. The carrying value of the secured assets is $4,630.

(All amounts in US Dollars unless otherwise stated)

3 Share capital and contributed surplus

a) Authorized

Unlimited number of common shares without par value.
Unlimited number of non-voting preferred shares without par value.

b) Issued

	Common Shares		Preferred Shares		Contributed Surplus
	Number of Shares	Amount	Number of Shares	Amount	Amount
Balance, September 30, 2006	90,114,085	$1,598,579	9,140,638	$824,698	$808,589
Stock options cancelled	-	-	-	-	(20,406)
Balance, December 31, 2006	90,114,085	$1,598,579	9,140,638	$824,698	$788,183

The holders of the Preferred Shares issued are entitled to receive payments of non-cumulative cash dividends if declared by the directors of the Corporation. The non-cumulative cash dividends have an annual dividend rate of 8%. The Preferred Shares issued are convertible to units at an ascribed price of $0.09 ($0.10CDN) per Unit. Each Unit will consist of one Common Share and one Common Share purchase warrant. Each Warrant will be exercisable into one Common Share at an exercise price of $0.11 ($0.12CDN) per Common Share for a period of one year from the date of issuance of the Warrant.

c) Options

The Corporation has an option plan, (the "Plan"), under which up to 10% of the issued and outstanding common shares are reserved for issuance to directors, officers, employees or consultants. Under the Plan, the options granted vest immediately and expire on the earlier of five years from the grant date or such date that the Directors determine, and not more than 60 days from the date in which the optionee ceases to be a director, officer, employee or consultant to the Corporation. The exercise price of the options granted under the Plan will not be less than that from time to time permitted under the rules of the stock exchange or exchanges on which the shares are then listed, which price reflects trading values at that time.

Options outstanding and exercisable at December 31, 2006:

Expiry date	Number of options	Exercise Price
March 8, 2007	2,300,000	$0.09 ($0.10CDN)
March 8, 2011	5,300,000	$0.16 ($0.18CDN)
June 12, 2011	950,000	$0.25 ($0.28CDN)
July 13, 2011	20,000	$0.19 ($0.21CDN)
	8,570,000	

At December 31, 2006, the weighted average contractual life is 3.075 years (2005 – 1.08 years).

(All amounts in US Dollars unless otherwise stated)

Option transactions:

	Number of options	Weighted average exercise price
Balance – September 30, 2006	8,770,000	$0.15 ($0.17CDN)
Cancelled	(200,000)	$0.15 ($0.17CDN)
Balance – December 31, 2006	8,570,000	$0.15 ($0.17CDN)

d) Escrow shares

At December 31, 2006, there were 3,097,912 (2005 – 9,293,735) common shares held in escrow. There is one remaining escrow release scheduled for March 2007 for 3,097,912 shares.

e) Earnings (loss) per share

Earnings (loss) per share are computed on the basis of the weighted average number of shares outstanding during the year. Under the treasury method the employee stock options and convertible debenture were not dilutive.

4 Related party transactions

During the three months ended December 31, 2006, the Corporation paid $49,973 (2005 – $1,864) in consulting and administration fees to companies related by virtue of a common director. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

5 Subsequent events

On January 24, 2007, the Corporation suspended its operations in its Probilling Inc. subsidiary due to the recent events affecting the high-risk payment processing industry. The current market conditions for high-risk payment processors in North America changed, brought on by the United States Government's prosecution of gaming related high-risk transaction processing. As a result, the Corporation conducted a thorough review of the Probilling operations and decided to suspend the operations of Probilling. As Probilling represents the majority of the Corporation's active operations, the Corporation, subsequent to suspension of the Probilling operations, has no active business operations remaining.

See also Note 1.

6 Comparative figures

Certain comparative figures have been reclassified to conform to the financial presentation adopted in the current year.

OKALLA CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2006
ALL AMOUNTS IN US DOLLARS UNLESS OTHERWISE STATED

The information included in this document should be read in conjunction with the audited consolidated financial statements for the year-ended September 30, 2006 and related notes thereto. The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Corporation's financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles. The effective date of this MD&A is February 9, 2007.

1) Principal Business of the Corporation

On March 1, 2006, the Corporation acquired all of the issued and outstanding shares of Probilling Inc., a corporation incorporated in Alberta, an internet-based billing transaction processor which became the Corporation's principal operations. As of December 31, 2006, the Corporation was not able to achieve positive cash flow from the Probilling operations. Subsequent to December 31, 2006, the current market conditions for high-risk payment processors in North America changed, brought on by the United States Government's prosecution of gaming related high-risk transaction processing. As a result, the Corporation conducted a thorough review of the Probilling operations and decided to suspend the operations of Probilling effective January 24, 2007. As Probilling represents the majority of the Corporation's active operations, the Corporation, subsequent to suspension of the Probilling operations, has no active business operations remaining.

Probilling Inc. is an eCommerce Payment Processing provider specializing in Automated Clearing House (ACH) and Pay-by-Phone (1-900 Billing) transactions for the Internet Merchant. The Corporation generates commission and royalty revenues. Commission revenue is generated by way of commissions charged on processing payments on behalf of customer merchants. At the time the payment is processed a set commission rate is applied and the amount calculated from each payment is recognized as revenue at that time. Royalty revenue relates to the Corporation providing rights and licenses for the use of software and is recognized monthly as time passes and in accordance with specific contractual agreements.

2) Operating Results

Three months ended December 31, 2006 compared to the three months ended December 31, 2005

The Corporation had a net loss from operations of $199,013 in the three months ended December 31, 2006 versus net loss of $40,528 in the comparative period. The more significant variances are summarized below:

	Three Mos.- Ended Dec. 31, 2006	Three Mos. - Ended Dec. 31, 2005	Variance Positive (Negative)	
Revenue	$37,630	$-	$37,630	1
General and administrative expenses	(208,763)	(27,518)	(181,245)	2
Stock based compensation	20,406	-	20,406	
Other revenue and expense items	(48,286)	(13,010)	(35,276)	2
Net loss	$ (199,013)	$ (40,528)	$ (158,485)	

Details of significant variances:

1. The increase in revenue is a result of the Probilling Inc. business.
2. The increase in general and administrative expenses and other revenue and expense items is due to increase of costs to carry on the Probilling Inc. business.

ALL AMOUNTS IN US DOLLARS UNLESS OTHERWISE STATED

The following summarizes the major expense categories comprising general and administrative expenses for the three months ended December 31, 2006 and December 31, 2005:

	Three Mos. - Ended Dec. 31, 2006	Three Mos. - Ended Dec. 31, 2005
Professional fees	$ 15,804	$ 1,295
Corporate Administration	37,510	13,672
Consulting fees	95,732	-
Salaries	29,123	1,548
Bank charges and interest	1,812	2,977
Travel and Promotion	8,838	1,286
Office	15,994	4,838
Insurance	-	329
Telephone	3,950	1,573
Total	$ 208,763	$ 27,518

3) Selected Annual Financial Information

The following selected financial data has been extracted from the audited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at September 30,		2006		2005		2004
Financial Results						
Revenue	$	80,813	$	16,271	$	291,234
General and administrative expenses	$	(534,464)	$	278	$	(168,995)
Stock based compensation	$	(718,753)	$	-	$	-
Impairment loss	$	(803,171)	$	-	$	-
Gain on write off of accounts payable	$	253,741	$	-	$	-
Loss on discontinued operation	$	-	$	(12,343)	$	-
Other revenue and expense items	$	(180,096)	$	(48,123)	$	(222,319)
Gain on sale of assets of discontinued operations	$	-	$	133,308	$	-
Net Income (Loss)	$	(1,901,930)	$	89,391	$	(100,080)
Basic and diluted earnings (loss) per share from continuing operations	$	(0.02)	$	0.00	$	0.00
Financial Position						
Working capital (deficiency)	$	123,613	$	(340,572)	$	(424,997)
Total assets	$	438,136	$	123,589	$	64,080
Share Capital	$	2,423,277	$	707,760	$	707,760
Cumulative translation adjustment	$	(69,856)	$	(30,589)	$	-
Contributed Surplus	$	808,589	$	89,836	$	89,836
Deficit	$	(3,009,509)	$	(1,107,579)	$	(1,196,970)

ALL AMOUNTS IN US DOLLARS UNLESS OTHERWISE STATED

4) Selected Quarterly Information

The following selected financial data has been extracted from the unaudited interim consolidated financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal periods indicated and should be read in conjunction with those unaudited consolidated financial statements.

Three months ended:	Dec 31 2006	Sep 30 2006	Jun 30 2006	Mar 31 2006	Dec 31 2005	Sept 30 2005	Jun 30 2005	Mar 31 2005
Revenue	$37,630	$32,781	$35,990	$12,042	$ -	$(129,935)	$43,116	$47,472
General and administrative expenses	(208,763)	(262,573)	(177,770)	(65,813)	(28,308)	72,906	(21,976)	(35,030)
Stock option compensation	20,406	(356,659)	(78,927)	(283,167)	-	-	-	-
Impairment loss	-	(803,171)	-	-	-	-	-	-
Gain on write off of accounts payable	-	253,741						
Gain on sale of assets of discontinued operations	-	-	-	-	-	133,308	-	-
Loss on discontinued operations	-	-	-	-	-	(12,343)	-	-
Other revenue and expense items	(48,286)	(30,451)	(144,905)	7,480	(12,220)	82,399	(31,035)	(36,020)
Net Income (Loss)	$(199,013)	$(1,166,332)	$(365,612)	$ (329,458)	$ (40,528)	$146,335	$(9,895)	$(23,578)
Basic and diluted earnings (loss) per share	$0.00	$(0.01)	$(0.01)	$0.00	$0.00	$0.00	$0.00	$0.00

Details of significant variance:

Revenues – General downward trend in revenue from March 2005 to September 2005 is due to reduction of employees available to do consulting work. In September, 2005 quarter the Corporation sold the web services business which accounted for the majority of the Corporation's revenue. There was no revenue for the period December 2005 to February 2006 as a result of the sale of the web services business. Revenues from March 2006 to December 2006 are a result of the acquisition of Probilling Inc.

General and administrative expenses – general downward trend as a result of cost reductions and a recovery of previously expensed legal costs in the fourth quarter of 2005. From March 2006 to December 2006 quarters an increase of costs are as a result of the acquisition of Probilling Inc.

Other expense items – In June 2006 quarter increase is a result of upgrading of the Probilling software.

5) Liquidity and Capital Resources

The Corporation's working capital position at December 31, 2006 was a deficiency of $94,569, (September 30, 2006 - $123,613). The decrease in working capital is attributed to the acquisition of Probilling Inc. less operating losses incurred during the year.

The Corporation may not have adequate cash resources to bring its Probilling operations to a positive cash flow without a significant increase in revenues or obtaining additional financing. The Corporation has significantly curtailed operations as of January 24, 2007 (See also 1) Principal Business of the Corporation)

Other than that disclosed in the financial statements at December 31, 2006, the Corporation has no other debt, does not have any unused lines of credit or other arrangements in place to borrow funds and has no off-balance sheet financing arrangements. The Corporation does not use hedging or other financial derivatives.

6) Related Party Transactions

The Corporation paid or accrued $49,973 to companies controlled by certain common officers and directors for administrative and consulting services.

Related party transactions were in the normal course of operations and were measured at the "exchange amount," which is the amount of consideration established and agreed to by the related parties.

ALL AMOUNTS IN US DOLLARS UNLESS OTHERWISE STATED

7) Capital Stock and Contributed Surplus

a) Issued

Refer to Note 12 to the audited consolidated financial statements. There was no change to issued and outstanding capital stock during the period from December 31, 2006 to February 9, 2007.

b) Stock options and warrants

Warrants

There were no warrants outstanding at December 31, 2006 and none have been issued since then.

Options

Refer to Note 12c to the audited consolidated financial statements. Between December 31, 2006 and February 9, 2007, 200,000 options have been cancelled, no options have been granted, exercised or expired.

c) Escrow Shares

There has been no change in outstanding escrow shares between December 31, 2006 and February 9, 2007.

8) Investor Relations

Responding to shareholder inquiries comprised the Corporation's investor relations activities during the three months ended December 31, 2006. The Corporation does not employ a dedicated "investor relations" individual or firm.

9) Directors and Officers

Clyde Beattie, President, Chief Executive Officer and Director
Gregory Smith, Chief Financial Officer and Director
Ian McAskile, Director
Evan Wasoff, Director
Colin Holowaychuk, Vice President of Business Development and Director
Jay Gibb, Director
Barbara O'Neill, Corporate Secretary

10) Management Remuneration

Mr. Colin Holowaychuk was appointed Vice President of Business Development on June 13, 2006. Mr. Holowaychuk was a salaried employee of the Corporation until October 31, 2006. As of November 1, 2006, Mr. Holowaychuk changed from a salaried employee to a contract consultant of the Corporation. His salary for the three months ended December 31, 2006 was $16,465.

11) Risks

An investment in the Corporation's securities is considered speculative. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Corporation has accumulated losses amounting to $3,208,522 and a current period loss of $199,013. There is significant doubt about the Corporation's ability to continue as a going concern as the Corporation has not generated a level of revenue sufficient to support the ongoing operations. The Corporation's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing as may be required and ultimately to obtain successful operations. However, no assurance can be given at this time as to whether the Corporation will achieve any of these conditions. The Corporation has no agreements for additional financing at this time. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classifications of liabilities that might be necessary should the Corporation be unable to continue as a going concern for a reasonable period of time.

In processing payment transactions for its merchant customers the Corporation is subject to charge backs from the financial institutions processing the transactions for charges that have been refused. This risk is mitigated by the Corporation holding back payments due to the merchant customers and any charge backs related to their customers are deducted from these hold backs or reserves. Based on a number of years experience, the Corporation has determined that the reserves are adequate to indemnify the Corporation for any charge backs that might occur.

In addition our proprietary fraud prevention tools are integral in protection from online fraud and chargebacks. Initially we invented our proprietary fraud scrubbing technologies to process high risk online transactions, which are notorious for payment fraud and chargebacks related issues. We use these technologies, combined with consumer identity verification procedures for mitigating risk associated in providing online products and services through our subsidiary companies.

12) Significant Accounting Policies

The most significant accounting policy is that of revenue recognition. Revenue is generated by way of commissions charged on processing payments on behalf of customer merchants. At the time the payment is processed a set commission rate is applied and the amount calculated from each payment is recognized as revenue at that time.

13) Outlook

During the current period the Corporation continued to invest in upgrades and systems improvements in regards to the Probilling software and initiated marketing efforts in order to re-launch the Probilling brand. However, the Corporation has not yet achieved positive cash flow from the Probilling operations and there are no assurances that these are achievable with the current resources available and the current market conditions for high risk payment processors in North America. As a result of the current market conditions for high-risk payment processors in North America brought on by the United States Government's prosecution of gaming related high-risk transaction processing, the Corporation suspended the operations of its subsidiary Probilling on January 24, 2007. As Probilling represents the majority of the Corporation's active operations, the Corporation has very little business operations remaining. The Corporation will monitor the situation in regards to high-risk payment processing opportunities and will continue to look for new business opportunities for the Corporation.

14) Cautionary Statements

Statements and/or financial forecasts that are unaudited and not historical are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated. Such risks and uncertainties include risks related to the Corporation's business including, but not limited to: general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel.

15) Disclosure Controls and Procedures

Management, including the Corporation's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness and operation of the Corporation's disclosure controls and procedures. The Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2006, the disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports the Corporation files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required. The Corporation's Chief Executive Officer and Chief Financial Officer have concluded that the Corporation disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Corporation's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

16) Internal Controls over Financial Reporting

The Chief Executive Officer and Chief Financial Officer, together with other members of management have designed internal controls, or caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian Generally Accepted Accounting Principles as of December 31, 2006. They have not identified any changes to the corporation's internal control over financial reporting which would materially affect, or is reasonably likely to materially affect the Corporation's internal control over financial reporting during the most recent interim period.

17) Other

Addition information relating to the Corporation may be found on SEDAR at www.sedar.com.

FILE No.
82-4221

OKALLA CORP.

INTERIM FINANCIAL STATEMENTS

1st Quarter Reports
December 31, 2006

(Presented in U.S. Dollars)

4303 9th Street S.E.
Calgary, Alberta
T2G 3C8

Phone: (403) 537-9940
Fax: (403) 265-3286
Website: www.okalla.com

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated balance sheet as at December 31, 2006 nor the unaudited interim consolidated statements of operations and cash flows for the periods ended December 31, 2006 and December 31, 2005.

Okalla Corp.

Interim Consolidated Balance Sheets
(Unaudited – Prepared by Management)
(All amounts in US Dollars unless otherwise stated)

		December 31 2006		September 30 2006
Assets				
Current assets				
Cash and cash equivalents	$	179,993	$	407,396
Accounts receivable		305		-
Prepaid expenses and other		-		1,852
		180,298		409,248
Intangible assets		1		1
Property, plant and equipment		27,650		28,887
	$	207,949	$	438,136
Liabilities				
Current liabilities				
Accounts payable and accrued liabilities	$	189,057	$	195,975
Loan payable (Note 2)		85,810		89,660
		274,867		285,635
Shareholders' Deficiency				
Common shares (Note 3)		1,598,579		1,598,579
Preferred shares (Note 3)		824,698		824,698
Cumulative translation adjustment		(69,856)		(69,856)
Contributed surplus (Note 3)		788,183		808,589
Deficit		(3,208,522)		(3,009,509)
		(66,918)		(152,501)
	$	207,949	$	438,136

Future Operations (Note 1)
See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

"Clyde Beattie" Director "Gregory Smith" Director

Okalla Corp.
Interim Consolidated Statements of Operations and Deficit
(Unaudited – Prepared by Management)
(All amounts in US Dollars unless otherwise stated)

	Three months ended December 31, 2006	2005
Revenue	$ 37,630	$ -
Expenses		
General and administrative	208,763	27,518
Project and systems operation	48,976	5,623
Reporting to shareholders	-	1,155
Stock exchange and transfer agent fees	1,917	1,331
Stock based compensation (Note 3)	(20,406)	-
Interest expense on current debt	-	4,901
Amortization	1,460	-
	240,710	40,528
	(203,080)	(40,528)
Other Income and Expenses		
Gain on foreign currency translation	1,612	-
Interest income	2,455	-
	4,067	-
Net Earnings (Loss)	(199,013)	(40,528)
Deficit – Beginning of period	(3,009,509)	(1,107,579)
Deficit – End of period	$ (3,208,522)	$ (1,148,107)
Earnings (Loss) per share – basic and diluted		
Net earnings (loss) per share	$ 0.00	$ 0.00
Weighted average shares outstanding – basic and diluted	90,114,085	58,226,057

See accompanying notes to consolidated financial statements.

Okalla Corp.
Interim Consolidated Statements of Cash Flows
(Unaudited – Prepared by Management)
(All amounts in US Dollars unless otherwise stated)

		Three months ended December 31, 2006		2005
Cash provided by (used in)				
Operating activities				
Loss from operations	$	(199,013)	$	(40,528)
Items not affecting cash				
Amortization		1,460		-
Stock based compensation (Note 3)		(20,406)		-
Gain on foreign currency translation		(1,612)		-
		(219,571)		(40,528)
Net change in non-cash working capital items		(5,371)		(57,970)
		(224,942)		(98,498)
Investing activities				
Advances from Probilling Inc.		-		14,480
Effect of foreign exchange on cash		(2,461)		(3,412)
Decrease in cash and cash equivalents		(227,403)		(87,430)
Cash and cash equivalents – Beginning of period		407,396		110,341
Cash and cash equivalents – End of period	$	179,993	$	22,911
Interest paid	$	-	$	-
Interest received	$	2,455	$	-

See accompanying notes to consolidated financial statements.

(All amounts in US Dollars unless otherwise stated)

1 Basis of Presentation and Continuance of Operations

These unaudited interim consolidated financial statements, which have not been reviewed by the Corporation's auditors, should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2006 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented. Certain information and note disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The interim consolidated financial statements follow the same accounting policies and methods of computations as the audited consolidated financial statements for the year ended September 30, 2006.

On March 1, 2006, the Corporation acquired all of the issued and outstanding shares of Probilling Inc., a corporation incorporated in Alberta, an internet-based billing transaction processor which became the Corporation's principal operations. As of December 31, 2006, the Corporation was not able to achieve positive cash flow from the Probilling operations. Subsequent to December 31, 2006, the current market conditions for high-risk payment processors in North America changed, brought on by the United States Government's prosecution of gaming related high-risk transaction processing. As a result, the Corporation conducted a thorough review of the Probilling operations and decided to suspend the operations of Probilling effective January 24, 2007. As Probilling represents the majority of the Corporation's active operations, the Corporation, subsequent to suspension of the Probilling operations, has no active business operations remaining.

The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Corporation has accumulated losses amounting to $3,208,522 to December 31, 2006 (September 30, 2006 - $3,009,509) and current three months ended December 31, 2006 loss of $199,013 (2005 - $40,528). The Corporation has working capital deficiency of $94,569 (September 30, 2006 working capital - $123,613). There is significant doubt about the Corporation's ability to continue as a going concern as the Corporation has not generated a level of revenue sufficient to support the ongoing operations. The Corporation's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing as may be required, and ultimately to obtain successful operations. The Corporation has no agreements in place for additional financing at this time. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Corporation be unable to continue as a going concern for a reasonable period of time.

2 Loan payable

On December 18, 2003, the Corporation's subsidiary companies entered into a loan agreement whereby they borrowed $77,229 ($90,000 CDN), from parties related to the Corporation by virtue of being directors, officers and shareholders and $8,851 ($10,000 CDN) from an unrelated party, for a total loan of $85,810 ($100,000 CDN). This amount is due on demand and bears interest at 11% per annum and is secured by a general security agreement covering the assets of the Corporation's subsidiaries. The carrying value of the secured assets is $4,630.

(All amounts in US Dollars unless otherwise stated)

3 Share capital and contributed surplus

a) Authorized

Unlimited number of common shares without par value.
Unlimited number of non-voting preferred shares without par value.

b) Issued

	Common Shares		Preferred Shares		Contributed Surplus
	Number of Shares	Amount	Number of Shares	Amount	Amount
Balance, September 30, 2006	90,114,085	$1,598,579	9,140,638	$824,698	$808,589
Stock options cancelled	-	-	-	-	(20,406)
Balance, December 31, 2006	90,114,085	$1,598,579	9,140,638	$824,698	$788,183

The holders of the Preferred Shares issued are entitled to receive payments of non-cumulative cash dividends if declared by the directors of the Corporation. The non-cumulative cash dividends have an annual dividend rate of 8%. The Preferred Shares issued are convertible to units at an ascribed price of $0.09 ($0.10CDN) per Unit. Each Unit will consist of one Common Share and one Common Share purchase warrant. Each Warrant will be exercisable into one Common Share at an exercise price of $0.11 ($0.12CDN) per Common Share for a period of one year from the date of issuance of the Warrant.

c) Options

The Corporation has an option plan, (the "Plan"), under which up to 10% of the issued and outstanding common shares are reserved for issuance to directors, officers, employees or consultants. Under the Plan, the options granted vest immediately and expire on the earlier of five years from the grant date or such date that the Directors determine, and not more than 60 days from the date in which the optionee ceases to be a director, officer, employee or consultant to the Corporation. The exercise price of the options granted under the Plan will not be less than that from time to time permitted under the rules of the stock exchange or exchanges on which the shares are then listed, which price reflects trading values at that time.

Options outstanding and exercisable at December 31, 2006:

Expiry date	Number of options	Exercise Price
March 8, 2007	2,300,000	$0.09 ($0.10CDN)
March 8, 2011	5,300,000	$0.16 ($0.18CDN)
June 12, 2011	950,000	$0.25 ($0.28CDN)
July 13, 2011	20,000	$0.19 ($0.21CDN)
	8,570,000	

At December 31, 2006, the weighted average contractual life is 3.075 years (2005 – 1.08 years).

(All amounts in US Dollars unless otherwise stated)

Option transactions:

	Number of options	Weighted average exercise price
Balance – September 30, 2006	8,770,000	$0.15 ($0.17CDN)
Cancelled	(200,000)	$0.15 ($0.17CDN)
Balance – December 31, 2006	8,570,000	$0.15 ($0.17CDN)

d) Escrow shares

At December 31, 2006, there were 3,097,912 (2005 – 9,293,735) common shares held in escrow. There is one remaining escrow release scheduled for March 2007 for 3,097,912 shares.

e) Earnings (loss) per share

Earnings (loss) per share are computed on the basis of the weighted average number of shares outstanding during the year. Under the treasury method the employee stock options and convertible debenture were not dilutive.

4 Related party transactions

During the three months ended December 31, 2006, the Corporation paid $49,973 (2005 – $1,864) in consulting and administration fees to companies related by virtue of a common director. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

5 Subsequent events

On January 24, 2007, the Corporation suspended its operations in its Probilling Inc. subsidiary due to the recent events affecting the high-risk payment processing industry. The current market conditions for high-risk payment processors in North America changed, brought on by the United States Government's prosecution of gaming related high-risk transaction processing. As a result, the Corporation conducted a thorough review of the Probilling operations and decided to suspend the operations of Probilling. As Probilling represents the majority of the Corporation's active operations, the Corporation, subsequent to suspension of the Probilling operations, has no active business operations remaining.

See also Note 1.

6 Comparative figures

Certain comparative figures have been reclassified to conform to the financial presentation adopted in the current year.

OKALLA CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2006
ALL AMOUNTS IN US DOLLARS UNLESS OTHERWISE STATED

The information included in this document should be read in conjunction with the audited consolidated financial statements for the year-ended September 30, 2006 and related notes thereto. The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Corporation's financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles. The effective date of this MD&A is February 9, 2007.

1) Principal Business of the Corporation

On March 1, 2006, the Corporation acquired all of the issued and outstanding shares of Probilling Inc., a corporation incorporated in Alberta, an internet-based billing transaction processor which became the Corporation's principal operations. As of December 31, 2006, the Corporation was not able to achieve positive cash flow from the Probilling operations. Subsequent to December 31, 2006, the current market conditions for high-risk payment processors in North America changed, brought on by the United States Government's prosecution of gaming related high-risk transaction processing. As a result, the Corporation conducted a thorough review of the Probilling operations and decided to suspend the operations of Probilling effective January 24, 2007. As Probilling represents the majority of the Corporation's active operations, the Corporation, subsequent to suspension of the Probilling operations, has no active business operations remaining.

Probilling Inc. is an eCommerce Payment Processing provider specializing in Automated Clearing House (ACH) and Pay-by-Phone (1-900 Billing) transactions for the Internet Merchant. The Corporation generates commission and royalty revenues. Commission revenue is generated by way of commissions charged on processing payments on behalf of customer merchants. At the time the payment is processed a set commission rate is applied and the amount calculated from each payment is recognized as revenue at that time. Royalty revenue relates to the Corporation providing rights and licenses for the use of software and is recognized monthly as time passes and in accordance with specific contractual agreements.

2) Operating Results

Three months ended December 31, 2006 compared to the three months ended December 31, 2005

The Corporation had a net loss from operations of $199,013 in the three months ended December 31, 2006 versus net loss of $40,528 in the comparative period. The more significant variances are summarized below:

	Three Mos.- Ended Dec. 31, 2006	Three Mos. - Ended Dec. 31, 2005	Variance Positive (Negative)	
Revenue	$37,630	$-	$37,630	1
General and administrative expenses	(208,763)	(27,518)	(181,245)	2
Stock based compensation	20,406	-	20,406	
Other revenue and expense items	(48,286)	(13,010)	(35,276)	2
Net loss	$ (199,013)	$ (40,528)	$ (158,485)	

Details of significant variances:

1. The increase in revenue is a result of the Probilling Inc. business.
2. The increase in general and administrative expenses and other revenue and expense items is due to increase of costs to carry on the Probilling Inc. business.

ALL AMOUNTS IN US DOLLARS UNLESS OTHERWISE STATED

The following summarizes the major expense categories comprising general and administrative expenses for the three months ended December 31, 2006 and December 31, 2005:

	Three Mos. - Ended Dec. 31, 2006	Three Mos. - Ended Dec. 31, 2005
Professional fees	$ 15,804	$ 1,295
Corporate Administration	37,510	13,672
Consulting fees	95,732	-
Salaries	29,123	1,548
Bank charges and interest	1,812	2,977
Travel and Promotion	8,838	1,286
Office	15,994	4,838
Insurance	-	329
Telephone	3,950	1,573
Total	$ 208,763	$ 27,518

3) Selected Annual Financial Information

The following selected financial data has been extracted from the audited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at September 30,		2006		2005		2004
Financial Results						
Revenue	$	80,813	$	16,271	$	291,234
General and administrative expenses	$	(534,464)	$	278	$	(168,995)
Stock based compensation	$	(718,753)	$	-	$	-
Impairment loss	$	(803,171)	$	-	$	-
Gain on write off of accounts payable	$	253,741	$	-	$	-
Loss on discontinued operation	$	-	$	(12,343)	$	-
Other revenue and expense items	$	(180,096)	$	(48,123)	$	(222,319)
Gain on sale of assets of discontinued operations	$	-	$	133,308	$	-
Net Income (Loss)	$	(1,901,930)	$	89,391	$	(100,080)
Basic and diluted earnings (loss) per share from continuing operations	$	(0.02)	$	0.00	$	0.00
Financial Position						
Working capital (deficiency)	$	123,613	$	(340,572)	$	(424,997)
Total assets	$	438,136	$	123,589	$	64,080
Share Capital	$	2,423,277	$	707,760	$	707,760
Cumulative translation adjustment	$	(69,856)	$	(30,589)	$	-
Contributed Surplus	$	808,589	$	89,836	$	89,836
Deficit	$	(3,009,509)	$	(1,107,579)	$	(1,196,970)

ALL AMOUNTS IN US DOLLARS UNLESS OTHERWISE STATED

4) Selected Quarterly Information

The following selected financial data has been extracted from the unaudited interim consolidated financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal periods indicated and should be read in conjunction with those unaudited consolidated financial statements.

Three months ended:	Dec 31 2006	Sep 30 2006	Jun 30 2006	Mar 31 2006	Dec 31 2005	Sept 30 2005	Jun 30 2005	Mar 31 2005
Revenue	$37,630	$32,781	$35,990	$12,042	$ -	$(129,935)	$43,116	$47,472
General and administrative expenses	(208,763)	(262,573)	(177,770)	(65,813)	(28,308)	72,906	(21,976)	(35,030)
Stock option compensation	20,406	(356,659)	(78,927)	(283,167)	-	-	-	-
Impairment loss	-	(803,171)	-	-	-	-	-	-
Gain on write off of accounts payable	-	253,741						
Gain on sale of assets of discontinued operations	-	-	-	-	-	133,308	-	-
Loss on discontinued operations	-	-	-	-	-	(12,343)	-	-
Other revenue and expense items	(48,286)	(30,451)	(144,905)	7,480	(12,220)	82,399	(31,035)	(36,020)
Net Income (Loss)	$(199,013)	$(1,166,332)	$(365,612)	$ (329,458)	$ (40,528)	$146,335	$(9,895)	$(23,578)
Basic and diluted earnings (loss) per share	$0.00	$(0.01)	$(0.01)	$0.00	$0.00	$0.00	$0.00	$0.00

Details of significant variance:
Revenues – General downward trend in revenue from March 2005 to September 2005 is due to reduction of employees available to do consulting work. In September, 2005 quarter the Corporation sold the web services business which accounted for the majority of the Corporation's revenue. There was no revenue for the period December 2005 to February 2006 as a result of the sale of the web services business. Revenues from March 2006 to December 2006 are a result of the acquisition of Probilling Inc.
General and administrative expenses – general downward trend as a result of cost reductions and a recovery of previously expensed legal costs in the fourth quarter of 2005. From March 2006 to December 2006 quarters an increase of costs are as a result of the acquisition of Probilling Inc.
Other expense items – In June 2006 quarter increase is a result of upgrading of the Probilling software.

5) Liquidity and Capital Resources

The Corporation's working capital position at December 31, 2006 was a deficiency of $94,569, (September 30, 2006 - $123,613). The decrease in working capital is attributed to the acquisition of Probilling Inc. less operating losses incurred during the year.

The Corporation may not have adequate cash resources to bring its Probilling operations to a positive cash flow without a significant increase in revenues or obtaining additional financing. The Corporation has significantly curtailed operations as of January 24, 2007 (See also 1) Principal Business of the Corporation)

Other than that disclosed in the financial statements at December 31, 2006, the Corporation has no other debt, does not have any unused lines of credit or other arrangements in place to borrow funds and has no off-balance sheet financing arrangements. The Corporation does not use hedging or other financial derivatives.

6) Related Party Transactions

The Corporation paid or accrued $49,973 to companies controlled by certain common officers and directors for administrative and consulting services.

Related party transactions were in the normal course of operations and were measured at the "exchange amount," which is the amount of consideration established and agreed to by the related parties.

ALL AMOUNTS IN US DOLLARS UNLESS OTHERWISE STATED

7) Capital Stock and Contributed Surplus

a) Issued

Refer to Note 12 to the audited consolidated financial statements. There was no change to issued and outstanding capital stock during the period from December 31, 2006 to February 9, 2007.

b) Stock options and warrants

Warrants

There were no warrants outstanding at December 31, 2006 and none have been issued since then.

Options

Refer to Note 12c to the audited consolidated financial statements. Between December 31, 2006 and February 9, 2007, 200,000 options have been cancelled, no options have been granted, exercised or expired.

c) Escrow Shares

There has been no change in outstanding escrow shares between December 31, 2006 and February 9, 2007.

8) Investor Relations

Responding to shareholder inquiries comprised the Corporation's investor relations activities during the three months ended December 31, 2006. The Corporation does not employ a dedicated "investor relations" individual or firm.

9) Directors and Officers

Clyde Beattie, President, Chief Executive Officer and Director
Gregory Smith, Chief Financial Officer and Director
Ian McAskile, Director
Evan Wasoff, Director
Colin Holowaychuk, Vice President of Business Development and Director
Jay Gibb, Director
Barbara O'Neill, Corporate Secretary

10) Management Remuneration

Mr. Colin Holowaychuk was appointed Vice President of Business Development on June 13, 2006. Mr. Holowaychuk was a salaried employee of the Corporation until October 31, 2006. As of November 1, 2006, Mr. Holowaychuk changed from a salaried employee to a contract consultant of the Corporation. His salary for the three months ended December 31, 2006 was $16,465.

11) Risks

An investment in the Corporation's securities is considered speculative. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Corporation has accumulated losses amounting to $3,208,522 and a current period loss of $199,013. There is significant doubt about the Corporation's ability to continue as a going concern as the Corporation has not generated a level of revenue sufficient to support the ongoing operations. The Corporation's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing as may be required and ultimately to obtain successful operations. However, no assurance can be given at this time as to whether the Corporation will achieve any of these conditions. The Corporation has no agreements for additional financing at this time. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classifications of liabilities that might be necessary should the Corporation be unable to continue as a going concern for a reasonable period of time.

In processing payment transactions for its merchant customers the Corporation is subject to charge backs from the financial institutions processing the transactions for charges that have been refused. This risk is mitigated by the Corporation holding back payments due to the merchant customers and any charge backs related to their customers are deducted from these hold backs or reserves. Based on a number of years experience, the Corporation has determined that the reserves are adequate to indemnify the Corporation for any charge backs that might occur.

In addition our proprietary fraud prevention tools are integral in protection from online fraud and chargebacks. Initially we invented our proprietary fraud scrubbing technologies to process high risk online transactions, which are notorious for payment fraud and chargebacks related issues. We use these technologies, combined with consumer identity verification procedures for mitigating risk associated in providing online products and services through our subsidiary companies.

12) Significant Accounting Policies

The most significant accounting policy is that of revenue recognition. Revenue is generated by way of commissions charged on processing payments on behalf of customer merchants. At the time the payment is processed a set commission rate is applied and the amount calculated from each payment is recognized as revenue at that time.

13) Outlook

During the current period the Corporation continued to invest in upgrades and systems improvements in regards to the Probilling software and initiated marketing efforts in order to re-launch the Probilling brand. However, the Corporation has not yet achieved positive cash flow from the Probilling operations and there are no assurances that these are achievable with the current resources available and the current market conditions for high risk payment processors in North America. As a result of the current market conditions for high-risk payment processors in North America brought on by the United States Government's prosecution of gaming related high-risk transaction processing, the Corporation suspended the operations of its subsidiary Probilling on January 24, 2007. As Probilling represents the majority of the Corporation's active operations, the Corporation has very little business operations remaining. The Corporation will monitor the situation in regards to high-risk payment processing opportunities and will continue to look for new business opportunities for the Corporation.

14) Cautionary Statements

Statements and/or financial forecasts that are unaudited and not historical are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated. Such risks and uncertainties include risks related to the Corporation's business including, but not limited to: general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel.

15) Disclosure Controls and Procedures

Management, including the Corporation's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness and operation of the Corporation's disclosure controls and procedures. The Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2006, the disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports the Corporation files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required. The Corporation's Chief Executive Officer and Chief Financial Officer have concluded that the Corporation disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Corporation's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

16) Internal Controls over Financial Reporting

The Chief Executive Officer and Chief Financial Officer, together with other members of management have designed internal controls, or caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian Generally Accepted Accounting Principles as of December 31, 2006. They have not identified any changes to the corporation's internal control over financial reporting which would materially affect, or is reasonably likely to materially affect the Corporation's internal control over financial reporting during the most recent interim period.

17) Other

Addition information relating to the Corporation may be found on SEDAR at www.sedar.com.

END